Exhibit 99.3

[Translation]

June 10, 2016

To whom it may concern

Masahiro Morimoto
Chief Executive Officer and
Chairman of the Board
UBIC, Inc.
(Code: 2158, TSE Mothers)
(Ticker symbol for NASDAQ: UBIC)
Contact:	Masami Yaguchi
Chief Financial Officer and
Chief Administrative Officer
Tel: +81 3-5463-6344

Revisions to Previously Issued Press Release:  “Differences between the forecasts for the year ended March 31, 2016 and the actual results”

UBIC, Inc. (the “Company” or “UBIC”) hereby announces the following revisions to the press release entitled “Differences between the forecasts for the year ended March 31, 2016 and the actual results” (the “Prior Press Release”) issued on May 16, 2016.

1.              Reasons for Revisions

In July 2015, the Company acquired an e-discovery vendor, EvD, Inc. (“EvD”) to enhance its marketing capability in the U.S (the “EvD Acquisition”).  Before the EvD Acquisition, EvD was a privately-held company and was not required to regularly prepare its financial statements in accordance with U.S. generally accepted accounting principles.  In conjunction with its accounting firm, Ernst & Young Shin Nihon LLC (E&Y), the Company has been diligently working on its fiscal-year closing annual report.  After the Prior Press Released was issued, in the course of preparing the annual report, the Company came to the conclusion that it did not have necessary and sufficient support information to recognize a portion of EvD’s sales in the Company’s consolidated revenue.  As a result, the revisions are now being announced as subsequent events.

The Company anticipates that the sales referred to above will be temporarily deferred and recognized as revenue for the following fiscal year; however, its projected business results remain the same as actual business results and other related matters may greatly vary depending on various factors.

Based on consultations with E&Y in connection with the fiscal year-end closing, the Company is continuously making a systematic effort to establish and operate internal controls for EvD and will seek to improve the revenue recognition process of EvD.

2.              Revisions and the Details

Revisions are underlined.

1. Differences between the consolidated forecasts for the year ended March 31, 2016 and the actual results (April 1, 2015 through March 31, 2016)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	10,500	240	230	(50)	(0.14)
Actual results (B)	10,553	69	23	(196)	(5.53)
Differences (B) - (A)	53	(171)	(207)	(146)	—
Changes (%)	0.5	(71.3)	(90.0)	—	—
(Reference) Actual results for the year ended March 31, 2015	6,274	266	434	260	7.45

2. Differences between the non-consolidated forecasts for the year ended March 31, 2016 and the actual results (April 1, 2015 through March 31, 2016)

	Net sales (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previously announced forecasts (A)	4,100	100	70	2.00
Actual results (B)	4,560	189	74	2.09
Differences (B) - (A)	460	89	4	—
Changes (%)	11.2	89.0	5.7	—
(Reference) Actual results for the year ended March 31, 2015	3,718	434	316	9.07